UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                 FORM U3A-2

                                                        File No. 69-206


            Statement by Holding Company Claiming Exemption Under
            Rule U-3A-2 from the Provisions of the Public Utility
                         Holding Company Act of 1935

                        BANGOR HYDRO-ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utilities Holding Company Act of 1935, and submits the following information:

            1. Bangor Hydro-Electric Company (Bangor Hydro) is a Maine corporation having its principal place of business at 33 State Street, Bangor, Maine.

            Bangor Hydro is principally engaged in the generation, transmission, distribution and sale of electric energy in eastern and east coastal Maine and serves approximately 103,000 customers.

            Bangor Var Co., Inc. is a corporation organized under Maine law in 1990. It was formed to be a general partner whose sole function is to own a 50% interest in the Chester SVC Partnership, a partnership which owns the static var compensator electrical equipment which supports the Hydro Quebec Phase II transmission line.

            East Branch Improvement Company is a water storage corporation organized under the laws of the State of Maine. It operates on the East Branch of the Penobscot River in Maine. Its capital stock consists of 3,029.25 shares of which Bangor Hydro owns 1,817.55 shares, the remaining 1,211.70 shares being owned by Great Northern Paper Company. East Branch Improvement Company's office is at 33 State Street, Bangor, Maine.

            Godfrey's Falls Dam Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. Ownership of this corporation was acquired to permit future water storage development in the basin of the East Branch of the Penobscot River in the State of Maine.

            The Sawtelle Brook Dam & Improvement Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. This corporation controls certain dams and water rights in the basin of the East Branch of the Penobscot River in Maine and was acquired to permit future water storage development in the East Branch basin.

            Sebois Dam Company is a Maine corporation organized to improve the navigation of certain of the Sebois waters which enter the Piscataquis River. It has the right to maintain dams for the driving of logs and lumber. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Pleasant River Gulf Improvement Company is a corporation organized under Maine law. It is a water improvement company authorized by its charter to erect and maintain dams and to improve the flow of water in the West Branch of the Piscataquis River in Maine for the purpose of making the West Branch floatable and facilitating the driving of logs and lumber upon the same. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Northeastern Company is an inactive corporation organized under Maine law. It was acquired to hold certain real and personal properties useful at the time of the acquisition thereof in the conduct of Bangor Hydro's business. These holdings have since been disposed of and the corporation has no present assets or liabilities. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

            Eastern Development Company is an inactive corporation organized under Maine law. It was organized to acquire and hold certain properties for ultimate transfer to Bangor Hydro. All holdings have been disposed of and the corporation has no present assets or liabilities. Its address is 33 State Street, Bangor, Maine.

            Maine Electric Power Company, Inc. ("MEPCO") is a Maine corporation with its principal office at Edison Drive, Augusta, Maine, formed for the purpose of constructing, owning and operating a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the Province of New Brunswick by the New Brunswick Power Commission. (See File No. 704798). Bangor Hydro owns 14.188% of MEPCO'S common stock; the remainder of the stock is held by other Maine electric utility companies.

            Penobscot Hydro Co., Inc. ("PHC") is a corporation organized under Maine law in 1986 as a wholly owned subsidiary of Bangor Hydro, in connection with the project financing of the redevelopment of a hydroelectric generating facility on the Penobscot River in Howland and Enfield, Maine. In 1986 Bangor Hydro formed a partnership ("Bangor-Pacific Hydro Associates" or "Bangor-Pacific") with Pacific Lighting Energy Systems ("PLES"), a California corporation (the "West Enfield project") in order to finance the $45,000,000 redevelopment of Bangor Hydro's existing hydroelectric facility. Bangor Hydro transferred its interest in the facility to Bangor-Pacific, and purchases all the power from the facility pursuant to a long-term contract. Prior to the closing of the financing, Bangor Hydro transferred its 50% interest in the partnership to PHC. The entire transaction was reviewed and approved by the Maine Public utilities Commission.

            Neither Bangor Var Co. Inc., East Branch Improvement Company, Godfrey's Falls Dam Company, The Sawtelle Brook Dam and Improvement Company, Northeastern Company, Eastern Development Company, Pleasant River Gulf Improvement Company, Sebois Dam Company, nor Penobscot Hydro Co. Inc. is a public utility.

            2. Bangor Hydro owns seven hydro-electric generating plants, one steam generating plant and four internal combustion generating plants, all located within its service area in the State of Maine. It also owns approximately 600 miles of transmission lines and approximately 3500 miles of distribution lines, all being located within its service area in the State of Maine. A map of Bangor Hydro's service area indicating major transmission lines and the location of generating plants is attached hereto. In addition, Bangor Hydro has an approximate 7% ownership interest in Maine Yankee Atomic Power Company in Wiscasset, Maine, a nuclear generating facility, an 8.33% interest as a tenant in common with other utilities in Wyman Unit No. 4, a fossil fuel generating unit located in Yarmouth, Maine.

            As indicated above, MEPCO owns a 345 KV transmission line and PHC owns a 50% interest in a hydroelectric facility.

            3. Bangor Hydro submits the following information with respect to its sales and purchases of electric energy during the calendar year 1996:

            (a)  1,713,336,874     KWH of electric energy sold
                                   (at retail and wholesale).

            (b)           None     KWH distributed at retail
                                   outside the State of Maine.

            (c)    329,006,180     KWH of electric energy sold
                                   at wholesale outside of Maine or
                                   at the State line sold through
                                   the New England Power Pool.

            (d)  1,222,510,900     KWH purchased outside the State
                                   of Maine or at the State line.

            4. Bangor Hydro has no direct or indirect interest in an EWG or a foreign utility company.



                                  EXHIBIT A

            The consolidating statements of income and surplus of Bangor Hydro and its subsidiary companies for the calendar year 1996 together with consolidating balance sheets of Bangor Hydro and its subsidiary companies as of the close of the calendar year 1996 are attached hereto as Exhibit A.
With the exception of MEPCO, Penobscot Hydro Co., Inc. and Bangor Var Co., Inc. the subsidiaries referred to in item 1 above considered in the aggregate would not constitute a significant subsidiary and their income is not material in relation to the total enterprise. Consequently, financial statements for such subsidiaries are not consolidated. In the case of MEPCO, the Chester SVC Partnership, and Bangor-Pacific, financial statements are not consolidated because Bangor Hydro or its wholly-owned subsidiaries do not own a majority interest. The 1996 financial statements for East Branch Improvement Company which includes investment in its wholly owned subsidiaries, Godfrey Falls Dam Company and Sawtelle Brook Dam & Improvement Co. are included in Exhibit A as are the 1996 financial statements for MEPCO, the Chester SVC Partnership and Bangor-Pacific.

                                  EXHIBIT B

            A Financial Data Schedule is attached as Exhibit B.


                                  EXHIBIT C

            No organizational chart is attached because Bangor Hydro has no relationship with any EWG or foreign utility company.

            Bangor Hydro has caused this statement to be executed on its behalf by its duly authorized officer this 27th day of February, 1997.

                                       BANGOR HYDRO-ELECTRIC COMPANY


                                     by  /s/  Frederick S. Samp
                                        --------------------------

                                       Frederick S. Samp
                                       Chief Financial Officer
 (Corporate Seal)



Attest:  /s/ Andrew Landry
         -------------------
           Andrew Landry
           Corporate Clerk

    Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                          Frederick S. Samp
                          Chief Financial Officer
                          Bangor Hydro-Electric Company
                          33 State Street
                          P.O. Box 932
                          Bangor, Maine  04402


BANGOR HYDRO-ELECTRIC COMPANY                                  PAGE 1 OF 7
CONSOLIDATED STATEMENT OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996

                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

GENERAL RATE REVENUE             (168,809,386.22)                                 (1,373,804.87)  1,297,446.59 (168,885,744.50)

FUEL CHARGE REVENUE                         0.00                                 (18,487,884.74)                (18,487,884.74)
EQUITY EARNINGS                                                  (1,526,449.85)    1,526,449.85                           0.00
                                 ----------------------------------------------------------------------------------------------
TOTAL REVENUES                   (168,809,386.22)         0.00   (1,526,449.85)  (18,335,239.76)  1,297,446.59 (187,373,629.24)
                                 ----------------------------------------------------------------------------------------------

FUEL FOR GENERATION                59,988,979.47                                  18,487,884.74                  78,476,864.21
PURCHASED POWER                             0.00                                           0.00                           0.00

OPERATION & MAINT:
  OPERATION                        24,104,241.17                         37.50
  MAINTENANCE                       6,509,486.39
  UNCOLL. REVENUE                   1,826,883.88
                                 ----------------------------------------------------------------------------------------------
TOTAL O&M                          32,440,611.44                         37.50                                   32,440,648.94

DEPRECIATION                        7,429,719.25                                                                  7,429,719.25
SEABROOK AMORTIZATION               1,699,050.00                                                                  1,699,050.00
Q.F. BUYOUT AMORTIZATION           20,836,561.08                                                                 20,836,561.08
TAXES:
  PROPERTY & OTHER:
    GENERAL TAXES                   5,367,045.27                                           0.00                   5,367,045.27
  INCOME:
    STATE-CURRENT                           0.00          0.00            0.00             0.00
    STATE-DEFERRED                  1,009,766.00      2,084.00      123,055.20             0.00
    FEDERAL-CURRENT                         0.00          0.00            0.00             0.00
    FEDERAL-DEFERRED                4,423,675.80      7,439.00      439,230.60             0.00
    ITC-AMORTIZATION                 (175,464.00)
    ITC EARNED                       (407,377.00)                  (539,957.00)
                                 ----------------------------------------------------------------------------------------------
      TOTAL INCOME TAXES            4,850,600.80      9,523.00       22,328.80             0.00                   4,882,452.60
                                 ----------------------------------------------------------------------------------------------
TOTAL OPERATING EXPS.             132,612,567.31      9,523.00       22,366.30    18,487,884.74           0.00  151,132,341.35
                                 ----------------------------------------------------------------------------------------------
OPERATING INCOME                  (36,196,818.91)     9,523.00   (1,504,083.55)      152,644.98   1,297,446.59  (36,241,287.89)
                                 ----------------------------------------------------------------------------------------------


                                                               PAGE 2 OF 7
CONSOLIDATED STATEMENT                                                                                           CONSOLIDATED
     OF INCOME, CONTINUED              BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

OTHER INCOME:
  AFUDC-EQUITY                       (368,056.41)                                                                  (368,056.41)
  OTHER, NET:
    MISC. INTEREST INCOME          (2,169,470.05)   (23,337.78)
    MISC. INCOME                      173,214.50                                     100,640.42
    EQUITY EARNINGS-BVC               (13,814.78)                                                    13,814.78
    EQUITY EARNINGS-PHC              (144,160.76)                                                   144,160.76
    STATE TAXES                       169,755.00                     13,672.80
    FEDERAL TAXES                     588,790.00                     48,803.40             0.00
                                 ----------------------------------------------------------------------------------------------
     TOTAL OTHER, NET              (1,395,686.09)   (23,337.78)      62,476.20       100,640.42     157,975.54   (1,097,931.71)
                                 ----------------------------------------------------------------------------------------------
      TOTAL OTHER INCOME           (1,763,742.50)   (23,337.78)      62,476.20       100,640.42     157,975.54   (1,465,988.12)
                                 ----------------------------------------------------------------------------------------------
INTEREST EXPENSE:

  LONG-TERM DEBT                   23,651,315.59                                                                 23,651,315.59

  OTHER:
    MISC. INTEREST                  2,938,647.71                                           0.00
    DEBT DISCOUNT & EXP               590,354.34
    MISCELLANEOUS                     253,285.40                                    (253,285.40)
                                 ----------------------------------------------------------------------------------------------
      TOTAL OTHER INTEREST          3,782,287.45                                    (253,285.40)                  3,529,002.05

AFUDC-DEBT                           (755,707.79)                                                                  (755,707.79)
                                 ----------------------------------------------------------------------------------------------
     TOTAL INTEREST EXP.           26,677,895.25          0.00            0.00      (253,285.40)                 26,424,609.85
                                 ----------------------------------------------------------------------------------------------

NET INCOME                        (11,282,666.16)   (13,814.78)  (1,441,607.35)           (0.00)  1,455,422.13  (11,282,666.16)
                                 ==============================================================================================
PREFERRED DIVIDENDS                                                                                               1,537,202.38
EARNINGS APPLICABLE TO                                                                                         ----------------
  COMMON STOCK                                                                                                   (9,745,463.78)
                                                                                                               ================




BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATED STATEMENT
OF RETAINED EARNINGS                                            PAGE 3 OF 7
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

BEG. RETAINED EARNINGS:
  BANGOR HYDRO                    (10,073,347.14)                                                               (10,073,347.14)
  BANGOR VAR                                       (577,346.70)                                     577,346.70            0.00
  PENOBSCOT HYDRO                                                (1,051,201.20)                   1,051,201.20            0.00
                                 ----------------------------------------------------------------------------------------------
                                  (10,073,347.14)  (577,346.70)  (1,051,201.20)                   1,628,547.90  (10,073,347.14)

NET INCOME                        (11,282,666.16)   (13,814.78)  (1,441,607.35)           (0.00)  1,455,422.13  (11,282,666.16)

DIVIDENDS DECLARED-
   COMMON                           5,284,292.94          0.00            0.00                                    5,284,292.94

DIVIDENDS DECLARED-
   PREFERRED                        1,448,170.00          0.00            0.00                                    1,448,170.00

DIVS DECLARED-SUB                                                 1,150,000.00                   (1,150,000.00)           0.00
    PENOBSCOT HYDRO
OTHER DEBITS                           89,032.38                                                                     89,032.38
                                 ----------------------------------------------------------------------------------------------
END RETAINED EARNINGS             (14,534,517.98)  (591,161.48)  (1,342,808.55)           (0.00)  1,933,970.03  (14,534,517.98)
                                 ==============================================================================================
                                                                                                                (14,534,517.98)


BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEET                                      PAGE 4 OF 7
DECEMBER 31, 1996

                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS
INVEST. IN UTILITY PLANT:
  ELEC OPERATING PROP.            317,832,992.51                                                                317,832,992.51
  LESS: ACCUM DEPR.               (87,736,284.57)                                                               (87,736,284.57)
                                 ----------------------------------------------------------------------------------------------
                                  230,096,707.94                                                                230,096,707.94

  CWIP BY COMPANY                  14,305,435.61                                   4,248,718.48                  18,554,154.09
                                 ----------------------------------------------------------------------------------------------
                                  244,402,143.55                                   4,248,718.48                 248,650,862.03
  INVESTMENT IN MYAPCO              5,112,554.37                                     (98,773.71)                  5,013,780.66
  INVESTMENT IN MEPCO                 128,647.00                                      (3,747.00)                    124,900.00
                                 ----------------------------------------------------------------------------------------------
                                  249,643,344.92                                   4,146,197.77                 253,789,542.69
                                 ----------------------------------------------------------------------------------------------
OTHER INVESTMENTS:
  FUNDS HELD BY TRUSTEE            21,199,004.42                                                                 21,199,004.42
  INVESTMENT IN BVC                   591,161.48                                                   (591,161.48)           0.00
  INVESTMENT IN PHC                 1,342,808.55                                                 (1,342,808.55)          (0.00)
  INVESTMENT IN BPHA                                              3,452,671.41                                    3,452,671.41
  SPECIAL DEPOSITS                    529,983.33                                                                    529,983.33
  INVESTMENT IN EBI                         0.00                                                                          0.00
  OTHER INVESTMENTS                   395,205.18                                                                    395,205.18
  NON-OPERATING PROP.                 435,034.32                                                                    435,034.32
                                 ----------------------------------------------------------------------------------------------
TOTAL OTHER INVESTMENTS            24,493,197.28                  3,452,671.41                   (1,933,970.03)  26,011,898.66
                                 ----------------------------------------------------------------------------------------------

CASH & TEMP. INVESTS.                 643,821.20    628,650.09        1,914.67                                    1,274,385.96
                                 ----------------------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE:
  NOTES RECEIVABLE                    142,321.48                                                                    142,321.48
  A/R CUSTOMER ACCTS.              18,536,524.58                                     102,520.71      (4,849.00)  18,634,196.29
  MISCELLANEOUS                     3,043,514.97          0.00            0.00                                    3,043,514.97
  RES. FOR BAD DEBTS               (1,450,000.00)                                                                (1,450,000.00)
                                 ----------------------------------------------------------------------------------------------
TOTAL ACCOUNTS RECEIV.             20,272,361.03          0.00            0.00       102,520.71      (4,849.00)  20,370,032.74
                                 ----------------------------------------------------------------------------------------------

UNBILLED REVENUE                    9,229,777.00                                                                  9,229,777.00
                                 ----------------------------------------------------------------------------------------------
INCOME TAX REFUND RECEIVABLE                                                         320,977.00                     320,977.00
                                 ----------------------------------------------------------------------------------------------
ADVANCES TO BPHA                            0.00                                           0.00                           0.00
                                 ----------------------------------------------------------------------------------------------
INVENTORIES:
  MATERIALS & SUPPLIES              3,376,344.06                                    (382,433.77)                  2,993,910.29
                                 ----------------------------------------------------------------------------------------------
  FUEL OIL                                  0.00                                     302,851.56                     302,851.56
                                 ----------------------------------------------------------------------------------------------
PREPAID EXPENSES:
  INSURANCE                         1,156,387.01                                                                  1,156,387.01
  TAXES                                                                              515,576.67                     515,576.67
                                 ----------------------------------------------------------------------------------------------
TOTAL PREPAID EXPENSES              1,156,387.01                                     515,576.67                   1,671,963.68
                                 ----------------------------------------------------------------------------------------------



BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEET                                      PAGE 5 OF 7
DECEMBER 31, 1996

                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

DEFERRED FUEL COSTS                         0.00                                  (1,008,402.35)                 (1,008,402.35)
                                 ----------------------------------------------------------------------------------------------
DEFERRED PURCH POWER                  895,798.51                                                                    895,798.51
                                 ----------------------------------------------------------------------------------------------
CURRENT DEF. TAXES                          0.00          0.00            0.00             0.00                           0.00
                                 ----------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS               35,574,488.81    628,650.09        1,914.67      (148,910.18)     (4,849.00)  36,051,294.39
                                 ----------------------------------------------------------------------------------------------

INVEST. IN SEABROOK                32,066,978.65                                                                 32,066,978.65
                                 ----------------------------------------------------------------------------------------------

DEFERRED FUEL:
  DEF. FUEL AND INTEREST COSTS     (1,008,402.35)                                  1,008,402.35                           0.00
                                            0.00                                                                          0.00
                                 ----------------------------------------------------------------------------------------------
TOTAL DEFERRED FUEL                (1,008,402.35)                                  1,008,402.35
                                 ----------------------------------------------------------------------------------------------

DEF. QF CONTRACT BUYOUT           171,703,690.95                                                                171,703,690.95
                                 ----------------------------------------------------------------------------------------------
DEF. REGULATORY ASSET                 505,453.09                                  28,993,177.00                  29,498,630.09
                                 ----------------------------------------------------------------------------------------------
INVESTMENT IN BASIN MILLS                                                          8,695,539.45                   8,695,539.45
                                 ----------------------------------------------------------------------------------------------
PREPAID PENSION                             0.00                                    (640,328.00)                   (640,328.00)
                                 ----------------------------------------------------------------------------------------------

OTHER DEFERRED DEBITS:
  UNAMORT DEBT DISCOUNT             3,571,493.09                                                                  3,571,493.09
  CLEARING ACCOUNTS                 4,101,319.46                                  (3,988,116.10)                    113,203.36
  PRELIM. SURVEY                    8,954,109.37                                  (8,954,109.37)                          0.00
  OTHER DEF. DEBITS                  (455,904.64)                                    638,295.54                     182,390.90
                                 ----------------------------------------------------------------------------------------------
TOTAL OTHER DEFERRED DEBITS        16,171,017.28          0.00            0.00   (12,303,929.93)          0.00    3,867,087.35
                                 ----------------------------------------------------------------------------------------------
                                                                                                                          0.00
DEMAND-SIDE MANAGEMENT COSTS        2,631,879.68                                                                  2,631,879.68
                                 ----------------------------------------------------------------------------------------------
TOTAL DEFERRED CHARGES            222,070,617.30          0.00            0.00    25,752,860.87           0.00  247,823,478.17
                                 ----------------------------------------------------------------------------------------------
TOTAL ASSETS                      531,781,648.31    628,650.09    3,454,586.08    29,750,148.46  (1,938,819.03) 563,676,213.91
                                 ==============================================================================================



BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEET                                      PAGE 6 OF 7
DECEMBER 31, 1996


                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

CAPITALIZATION
 COMMON STOCK INVEST.
   COMMON STOCK BHE               (36,817,120.00)                                                               (36,817,120.00)
   PAID IN CAPITAL                (56,969,427.84)                                                               (56,969,427.84)
   RETAINED EARNINGS              (14,534,517.98)  (591,161.48)  (1,342,808.55)                   1,933,970.03  (14,534,517.98)
                                 ----------------------------------------------------------------------------------------------
                                 (108,321,065.82)  (591,161.48)  (1,342,808.55)                   1,933,970.03 (108,321,065.82)
                                 ----------------------------------------------------------------------------------------------

PREFERRED STOCK                   (16,998,085.08)                                 12,264,085.08                  (4,734,000.00)
                                 ----------------------------------------------------------------------------------------------
PFD STOCK-MAND. RED.                1,593,914.30                                 (12,264,085.08)                (10,670,170.78)
                                 ----------------------------------------------------------------------------------------------
LONG-TERM DEBT:
  LONG-TERM DEBT                 (288,074,966.00)                                                              (288,074,966.00)
  LESS: SINKING FUND REQ           13,853,515.00                                                                 13,853,515.00
                                 ----------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT             (274,221,451.00)                                                              (274,221,451.00)
                                 ----------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION             (397,946,687.60)  (591,161.48)  (1,342,808.55)                   1,933,970.03 (397,946,687.60)
                                 ----------------------------------------------------------------------------------------------
NOTES PAYABLE                     (32,500,000.00)                                                               (32,500,000.00)
                                 ----------------------------------------------------------------------------------------------
CURRENT MATUR. LTD AND PREFERRED  (15,447,429.30)                                                               (15,447,429.30)
                                 ----------------------------------------------------------------------------------------------
ACCOUNTS PAYABLE:
  ACCOUNTS PAYABLE (INC WGS PAY.) (14,943,117.98)                    (4,849.00)                       4,849.00  (14,943,117.98)
  WAGES PAYABLE                             0.00                                                                          0.00
  GENERAL TAXES                     2,026,100.48                                    (515,576.67)                  1,510,523.81
                                 ----------------------------------------------------------------------------------------------
TOTAL ACCOUNTS PAYABLE            (12,917,017.50)                    (4,849.00)     (515,576.67)      4,849.00  (13,432,594.17)
                                 ----------------------------------------------------------------------------------------------
DIVIDENDS PAYABLE                  (1,687,495.12)                                                                (1,687,495.12)
                                 ----------------------------------------------------------------------------------------------
ACCRUED INTEREST:
  LONG-TERM DEBT AND MISC DEBT     (3,719,386.60)                                                                (3,719,386.60)
  MISC. DEBT                                0.00                                                                          0.00
                                 ----------------------------------------------------------------------------------------------
TOTAL ACCRD. INTEREST              (3,719,386.60)                                                                (3,719,386.60)
                                 ----------------------------------------------------------------------------------------------
CUSTOMER DEPOSITS                    (359,973.68)                                                                  (359,973.68)
                                 ----------------------------------------------------------------------------------------------
INCOME TAXES PAYABLE:
  STATE-CURRENT                     9,886,817.32    289,701.68      668,153.90                                   10,844,672.90
  FEDERAL-CURRENT                  33,776,580.67  1,044,688.38    2,805,842.37                                   37,627,111.42
                                 ----------------------------------------------------------------------------------------------
TOTAL INC. TAXES PAY.              43,663,397.99  1,334,390.06    3,473,996.27   (48,471,784.32)                          0.00
                                 ----------------------------------------------------------------------------------------------
  TOTALCURRENT LIABILITIES          9,532,095.79  1,334,390.06    3,469,147.27   (48,987,360.99)      4,849.00  (34,646,878.87)
                                 ----------------------------------------------------------------------------------------------


BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATED BALANCE SHEET                                      PAGE 7 OF 7
DECEMBER 31, 1996



                                                                                                                 CONSOLIDATED
                                       BHE            BVC            PHC           RECLASSES       ELIMINS.         TOTALS

DEFERRED CREDITS & RES:

 DEF INC TAXES-SEABROOK            (7,903,537.00)                                 (8,747,849.00)                (16,651,386.00)
                                 ----------------------------------------------------------------------------------------------
 OTHER DEF INC TAXES              (84,203,946.81)(1,371,878.67)  (5,580,924.80)   36,351,121.32                 (54,805,628.96)
                                 ----------------------------------------------------------------------------------------------
 DEFERRED REG. LIABILITY                                                          (8,445,642.00)                 (8,445,642.00)
                                 ----------------------------------------------------------------------------------------------
 BASIN MILLS RESERVE               (8,695,539.45)                                                                (8,695,539.45)
                                 ----------------------------------------------------------------------------------------------
 UNAMORTIZED ITC                   (2,178,588.00)                                                                (2,178,588.00)
                                 ----------------------------------------------------------------------------------------------
 OTHER:
   CUSTOMER ADVANCES                 (778,544.71)                                                                  (778,544.71)
   DEF. REVENUE SHARING                                                                                                   0.00
   DEF. ESTAB. CHARGES                                                                                                    0.00
   OTHER DEF. CREDITS              (7,106,900.53)                                     79,582.21                  (7,027,318.32)
     (INCLUDES ACCRD AUDIT)
   ACCRD AUDIT & TAX                        0.00                                                                          0.00
                                 ----------------------------------------------------------------------------------------------
                                   (7,885,445.24)                                     79,582.21                  (7,805,863.03)
                                 ----------------------------------------------------------------------------------------------
TOTAL DEF CREDITS & RES.         (110,867,056.50)(1,371,878.67)  (5,580,924.80)   19,237,212.53                 (98,582,647.44)
                                 ----------------------------------------------------------------------------------------------
TOTAL LIABS & CAPITAL.           (531,781,648.31)  (628,650.09)  (3,454,586.08)  (29,750,148.46)  1,938,819.03 (563,676,213.91)
                                 ==============================================================================================
 TOTAL ASSETS                     531,781,648.31    628,650.09    3,454,586.08    29,750,148.46  (1,938,819.03) 563,676,213.91






BANGOR HYDRO-ELECTRIC COMPANY                    PAGE 1 OF 3
RECLASSIFICATION ENTRIES
FOR THE TWELVE MONTHS ENDED 12/31/96


NUM       DESCRIPTION                                               DEBIT           CREDIT

        BANGOR HYDRO RECLASSIFICATIONS

 1 CONST WORK IN PROGRESS                                         4,248,718.48
      CLEARING ACCOUNTS                                                           (3,988,116.10)
     OTHER DEFERRED CHARGES                                                           (2,032.46)
      PRELIMINARY SURVEY & INVEST.                                                  (258,569.92)
   TO RECLASSIFY CWIP PROJECTS

 2 ACCOUNTS RECEIVABLE                                              102,520.71
     INVESTMENT IN MYAPCO                                                            (98,773.71)
     INVESTMENT IN MEPCO                                                              (3,747.00)
   TO RECLASSIFY DIVIDENDS RECEIVABLE

 3 OTHER RESERVES                                                    79,582.21
     MATERIALS & SUPPLIES                                                            (79,582.21)
   TO RECLASSIFY OBSO INVENT. RESERVE

 4 FUEL OIL INVENTORIES                                             302,851.56
     MATERIALS & SUPPLIES                                                           (302,851.56)
   TO SEPARATELY BREAK-OUT FUEL OIL

 5 ACCOUNTS RECEIVABLE                                                    0.00
     CLEARING ACCOUNTS                                                                     0.00
   TO BREAK-OUT ADVANCES TO BPHA

 6 INVESTMENT IN BASIN MILLS                                      8,695,539.45
     PRELIMINARY SURVEY & INVEST.                                                 (8,695,539.45)
     CONSTRUCTION WORK IN PROGRESS                                                         0.00
   RECLASS BASIN MILLS INVESTMENT

 7 DEFERRED FUEL-CURRENT                                         (1,008,402.35)
     DEFERRED FUEL-NONCURRENT                                                      1,008,402.35
   TO RECLASS CURRENT PORTION DEF FUEL

 8 OTHER ACCUM DEF. INCOME TAXES                                     N/A
     CURRENT INCOME TAXES PAYABLE                                 SEE BELOW           N/A
   INCOME TAX RECLASS-DEF FUEL TO CURRENT                                          SEE BELOW

 9 PREPAID PENSION COST                                            (640,328.00)
     OTHER DEFERRED CHARGES                                                          640,328.00
   TO RECLASS PREPAID PENSION COST

10 PREPAID EXPENSES                                                 515,576.67
     GENERAL TAXES (A/P)                                                            (515,576.67)
   TO RECLASS GENERAL TAXES DEBIT BAL.

11 RECEIVABLE-FED TAXES (A/R)                                       320,977.00
   CURRENT DEF. TAX ASSETS                                                0.00
   OTHER ACCUM DEF. INCOME TAXES                                 48,150,807.32
     CURRENT INCOME TAXES PAYABLE                                                (48,471,784.32)
   ENTRY TO CORRECT DEFD & CURRENT TAXES

12 PREFERRED STOCK                                               12,264,085.08
     PRFD STOCK-MANDATORY RED.                                                   (12,264,085.08)
   RECLASS MAND RED. PRFD STOCK



BANGOR HYDRO-ELECTRIC COMPANY
RECLASSIFICATION ENTRIES                                       PAGE 2 OF 3
FOR THE TWELVE MONTHS ENDED 12/31/96



NUM       DESCRIPTION                                               DEBIT           CREDIT

        BANGOR HYDRO RECLASSIFICATIONS
13 DEF REGULATORY ASSET                                          28,993,177.00
     DEF INC TAXES-SEABROOK                                                       (8,747,849.00)
     OTHER DEF INC TAXES                                                         (11,799,686.00)
     DEFERRED REGULATORY LIABILITY                                                (8,445,642.00)
   TO RECORD FASB 109 IMPACT

14 INCOME TAX REFUND REC.                                                 0.00
     MISCELLANEOUS ACCOUNTS RECEIVABLE                                                     0.00
   TO RECLASSIFY FED & STATE TAX REFUNDS

15 FUEL EXPENSE                                                  18,487,884.74
   PURCHASED POWER EXPENSE                                                0.00
     FUEL CHARGE REVENUE                                                         (18,487,884.74)
   TO RECORD AR 14 RECLASSIFICATION

16 FEDERAL INCOME TAXES ON OTHER INCOME                                   0.00
   STATE INC. TAXES ON OTHER INCOME                                       0.00
     FEDERAL INCOME TAXES                                                 0.00             0.00
     STATE INCOME TAXES                                                                    0.00
   INCOME TAX RECLASSIFICATION                                                             0.00
                                                                                           0.00


17 MISC. INTEREST                                                         0.00
     FUEL CHARGE REVENUE                                                                   0.00
   RECLASS INTEREST ON DEFERRED FUEL

18 MISCELLANEOUS INCOME                                             253,285.40
     MISCELLANEOUS OTHER                                                            (253,285.40)
   RECLASS MISC INCOME TO NON-OPERATING

19 MISCELLANEOUS INCOME                                                   0.00
     GENERAL TAXES                                                                         0.00
   RECLASS BELOW-THE-LINE PROPERTY TAXES

     PHC AND BANGOR VAR RECLASSIFS.

20 EQUITY EARNINGS IN BPHA                                        1,526,449.85
     BASE RATE REVENUE                                                            (1,373,804.87)
     MISCELLANEOUS INCOME                                                           (152,644.98)





                                                               ---------------------------------

                                                                122,292,725.12  (122,292,725.12)

BANGOR HYDRO-ELECTRIC COMPANY
RECLASSIFICATION ENTRIES                                       PAGE 3 OF 3
FOR THE TWELVE MONTHS ENDED 12/31/96



                                                                    DEBITS          CREDITS
SUMMARY OF IMPACT OF RECLASSIFICATIONS

INCOME STATEMENT ACCOUNTS:
  BASE RATE REVENUE                                                               (1,373,804.87)
  FUEL CHARGE REVENUE                                                            (18,487,884.74)
  EQUITY EARNINGS IN BPHA                                         1,526,449.85
  FUEL EXPENSE                                                   18,487,884.74
  PURCHASED POWER EXPENSE                                                 0.00
  GENERAL TAXES                                                                            0.00
  STATE INCOME TAXES                                                                       0.00
  STATE INCOME TAXES DEFERRED
  FEDERAL INCOME TAXES                                                    0.00             0.00
  FEDERAL INCOME TAXES DEFERRED                                                            0.00
  MISCELLANEOUS INCOME, NET                                         100,640.42
  STATE INCOME TAXES ON OTHER INCOME                                      0.00
  FEDERAL INCOME TAXES ON OTHER INCOME                                    0.00
  MISCELLANEOUS INTEREST                                                  0.00
  MISCELLANEOUS OTHER                                                               (253,285.40)
                                                               ---------------------------------
     TOTAL INCOME STATEMENT ACCOUNTS                             20,114,975.01   (20,114,975.01)
                                                               ---------------------------------
BALANCE SHEET ACCOUNTS:
  CONSTRUCTION WORK IN PROGRESS, NET                              4,248,718.48
  INVESTMENT IN MYAPCO                                                               (98,773.71)
  INVESTMENT IN MEPCO                                                                 (3,747.00)
  ACCOUNTS RECEIVABLE                                               102,520.71
  ACCOUNTS RECEIVABLE MISCELLANEOUS                                                        0.00
  INCOME TAX REFUNDS RECEIVABLE                                     320,977.00
  ADVANCES TO BPHA
  MATERIALS AND SUPPLIES INVENTORIES                                                (382,433.77)
  FUEL OIL INVENTORIES                                              302,851.56
  PREPAID EXPENSES                                                  515,576.67
  DEFERRED FUEL-CURRENT                                          (1,008,402.35)
  CURRENT DEFERRED INCOME TAXES                                           0.00
  DEFERRED FUEL COSTS-NONCURRENT                                                   1,008,402.35
  DEF. REGULATORY ASSET                                          28,993,177.00
  PRELIMINARY SURVEY & INVESTIGATION                                              (8,954,109.37)
  INVESTMENT IN BASIN MILLS                                       8,695,539.45
  PREPAID PENSION COSTS                                            (640,328.00)
  OTHER DEFERRED CHARGES, NET                                                     (3,349,820.56)
  PREFERRED STOCK                                                12,264,085.08
  PRFD STOCK-MANDATORY RED.                                                      (12,264,085.08)
  GENERAL TAXES (A/P)                                                               (515,576.67)
  INCOME TAXES PAYABLE, NET                                                      (48,471,784.32)
  DEFERRED INC. TAXES-SEABROOK                                                    (8,747,849.00)
  OTHER DEF INC TAXES, NET                                       48,150,807.32   (11,799,686.00)
  DEFERRED REG. LIABILITY                                                         (8,445,642.00)
  OTHER RESERVES, NET                                                79,582.21
                                                               ---------------------------------
     BALANCE SHEET TOTALS                                       102,025,105.13  (102,025,105.13)
                                                               ---------------------------------
      GRAND TOTALS                                              122,140,080.14  (122,140,080.14)
                                                               =================================



BANGOR HYDRO-ELECTRIC COMPANY                                  PAGE 1 OF 1
ELIMINATING ENTRIES
FOR THE TWELVE MONTHS ENDED 12/31/96


NUM       DESCRIPTION                                               DEBIT           CREDIT

 1 GENERAL RATE REVENUES                                          1,297,446.59
   MISCELLANEOUS INCOME                                             144,160.76
     INVESTMENT IN PENOBSCOT HYDRO                                                (1,441,607.35)
   TO ELIMINATE PHC P&L ACTIVITY

 2 MISC. INTEREST INCOME                                             13,814.78
     INVESTMENT IN BANGOR VAR                                                        (13,814.78)
   TO ELIMINATE BVC P&L ACTIVITY

 3 RETAINED EARNINGS-PHC                                          1,051,201.20
     INVESTMENT IN PHC                                                            (1,051,201.20)
   ELIMINATE BHE INVESTMENT IN PHC

 4 RETAINED EARNINGS-BANGOR VAR                                     577,346.70
     INVESTMENT IN BVC                                                              (577,346.70)
   ELIMINATE BHE INVESTMENT IN BVC

 5 ACCOUNTS PAYABLE-PHC                                               4,849.00
     ACCOUNTS RECEIVABLE                                                              (4,849.00)
   ELIMINATE INTERCO. REC/PAY.

 6 ACCOUNTS PAY-BHE TAX BENEFITS                                          0.00
     A/R-PHC TAX BENEFITS                                                                  0.00
     A/R-BVC TAX BENEFITS                                                                  0.00
   ELIMINATE INTERCO. TAX ALLOCATION

 7 INVESTMENT IN SUB.-PHC                                         1,150,000.00
        DIVIDENDS DECLARED-SUB. PHC                                               (1,150,000.00)



                                                                  4,238,819.03    (4,238,819.03)


SUMMARY OF IMPACT OF ELIMINATIONS                                   DEBIT           CREDIT

  INVESTMENT IN BANGOR VAR                                                          (591,161.48)
  INVESTMENT IN PHC, NET                                                          (1,342,808.55)
  ACCOUNTS RECEIVABLE                                                                 (4,849.00)
  RETAINED EARNINGS-BANGOR VAR                                      577,346.70
  RETAINED EARNINGS-PHC                                           1,051,201.20
  DIVIDENDS DECLARED-PHC                                                          (1,150,000.00)
  ACCOUNTS PAYABLE                                                    4,849.00
  BASE RATE REVENUES                                              1,297,446.59
  EQUITY EARNINGS-PHC                                               144,160.76
  EQUITY EARNINGS-BVC                                                13,814.78
                                                                  3,088,819.03    (3,088,819.03)




                   EAST BRANCH IMPROVEMENT COMPANY
                          BALANCE SHEETS
                      DECEMBER 31, 1996 AND 1995

                                                  1996        1995
  ASSETS

Current Assets:

  Cash and cash equivalents                        $8,536      $8,310
  Accounts receivable                              37,500      37,500
  Prepaid taxes                                    16,127      17,023
                                              ------------------------
    Total Current Assets                          $62,163     $62,833
                                              ------------------------
Investments:
  Godfrey Falls Dam Company                        $2,850      $2,850
  Sawtelle Brook Dam and Improvement Company          825         825
                                              ------------------------
    Total Investments                              $3,675      $3,675
                                              ------------------------
Property and Equipment:
  Dams, Builds., Equip., Land & Land Rights    $1,217,103  $1,216,197
  Accumulated Depreciation                       (699,669)   (673,810)
                                              ------------------------
    Net Property and Equipment                   $517,434    $542,387
                                              ------------------------
Total Assets                                     $583,272    $608,895
                                              ========================

LIABILITIES AND CAPITALIZATION

Current Liabilities:
  Accounts Payable-Bangor Hydro-Electric Co.      $33,291     $83,305
  Other Accrued Expenses                              761         908
                                              ------------------------
    Total Current Liabilities                     $34,052     $84,213
                                              ------------------------
Long-term Liabilities:
  Deferred Federal and State Income Taxes        $155,348    $160,996
                                              ------------------------
Capitalization:
  Common Stock                                   $302,925    $302,925
  Retained Earnings                                90,947      60,761
                                              ------------------------
    Total Capitalization                         $393,872    $363,686
                                              ------------------------
                                                 $583,272    $608,895
                                              ========================



Unaudited - For Management Discussion Purposes Only


                    EAST BRANCH IMPROVEMENT COMPANY
             STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
         FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994


                                      1996        1995        1994

Revenues:
  Downstream Charges                 $150,000    $150,000    $105,000
                                  ------------------------------------
Expenses:
  Operation and Maintenance           $65,549     $74,441     $76,981
  Depreciation Expense                 25,859      28,169      26,721
  Property and Payroll Taxes           34,104      29,288      41,822
  Income Taxes                         (5,648)     (2,220)     (6,568)
                                  ------------------------------------
    Total Expenses                   $119,864    $129,678    $138,956
                                  ------------------------------------
Gross Profit (Loss)                   $30,136     $20,322    ($33,956)
                                  ------------------------------------
Other Income:
  Interest and Rental Income              $50        $550        $420
                                  ------------------------------------
Net Income (Loss)                     $30,186     $20,872    ($33,536)

Add: Retained Earnings Balance at
  Beginning of Year                    60,761      39,889      73,425
                                  ------------------------------------
Retained Earnings at End of Year      $90,947     $60,761     $39,889
                                  ====================================



                        MAINE ELECTRIC POWER COMPANY
                            STATEMENT OF INCOME
                   FOR PERIOD ENDING DECEMBER 31, 1996 AND 1995

                ( Dollars in thousands except per share amounts )
                                               1996         1995
OPERATING REVENUES
   SALES FOR RESALE                         $  52,580    $  46,697
   WHEELING                                     2,852        2,491
   SUPPORT CHARGES AND OTHER                      (41)         511
                                             ---------    ---------
      TOTAL OPERATING REVENUES              $  55,391    $  49,699

OPERATING EXPENSES
   PURCHASED POWER                          $  52,580    $  46,697
   OPERATION                                      754          759
   MAINTENANCE                                    498          442
   DEPRECIATION                                   845        1,383
   TAXES
      FEDERAL/STATE INCOME                        200            0
      LOCAL PROPERTY/OTHER                        483          250
                                             ---------    ---------
   TOTAL OPERATING EXPENSES                 $  55,360    $  49,531

OPERATING INCOME                            $      31    $     168
   ALLOWANCE FOR EQUITY FUNDS
      USED DURING CONSTRUCTION
   OTHER INCOME AND DEDUCTIONS                    250           33
                                             ---------    ---------
INCOME BEFORE INTEREST CHARGES              $     281    $     201
                                             ---------    ---------
INTEREST CHARGES
   SHORT-TERM DEBT                          $      23    $
   LONG-TERM DEBT                                  38           96
   OTHER INTEREST CHARGES-NET
   ALLOWANCE FOR BORROWED FUNDS
      USED DURING CONSTRUCTION
                                             ---------    ---------
   TOTAL INTEREST CHARGES                   $      61    $      96
                                             ---------    ---------
NET INCOME                                  $     220    $     105
                                             =========    =========

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING           8,785        8,785
                                             =========    =========
EARNINGS PER SHARE COMMON STOCK             $   25.06    $   12.00
                                             =========    =========






                        MAINE ELECTRIC POWER COMPANY
                                BALANCE SHEET
                        AT DECEMBER 31, 1996 AND 1995

                         ( Dollars in thousands )
                                               1996         1995

ELECTRIC PROPERTY, ORIGINAL COST            $  23,146    $  23,135
   LESS:ACCUMULATED DEPRECIATION               22,545       21,777
                                             ---------    ---------
                                            $     601    $   1,358
   CONSTRUCTION WORK IN PROGRESS                  210           12
                                             ---------    ---------
   NET ELECTRIC PROPERTY                    $     811    $   1,370
                                             ---------    ---------
CURRENT ASSETS
   CASH                                     $       2    $       2
   TEMPORARY INVESTMENTS, ETC.                  1,280          420
   ACCOUNTS RECEIVABLE                          7,344        3,268
   REFUND DUE FROM PARTICIPANTS                    -            76
   OTHER CURRENT ASSETS                           149          145
                                             ---------    ---------
   TOTAL CURRENT ASSETS                     $   8,775    $   3,911
                                             ---------    ---------
DEFERRED CHARGES                            $   1,141    $     744
                                             ---------    ---------
                                            $  10,727    $   6,025
                                             =========    =========


                   COMMON STOCK INVESTMENT AND LIABILITIES

CAPITALIZATION
   COMMON STOCK, $100 PAR VALUE, AUTHORIZED
      20,000 SHARES, OUTSTANDING 8,785.     $     878    $     878
   RETAINED EARNINGS                              119           -
                                             ---------    ---------
   TOTAL COMMON STOCK EQUITY                $     997    $     878

   LONG TERM NOTES DUE IN ANNUAL
      INSTALLMENTS THROUGH JULY 1, 1996-
      LESS CURRENT SINKING FUND REQUIREMENT $     620    $     870
                                             ---------    ---------
   TOTAL CAPITALIZATION                     $   1,617    $   1,748
                                             ---------    ---------
CURRENT LIABILITIES
   CURRENT SINKING FUND REQUIREMENT         $     200    $     860
   ACCOUNTS PAYABLE                               577          211
   BANK CHECKS OUTSTANDING                         -            12
   DIVIDENDS PAYABLE                               24           26
   ACCRUED PURCHASED POWER                      6,989        2,906
   REFUND DUE TO PARTICIPANTS                      -            -
   ACCRUED INTEREST. TAXES AND OTHER              181           40
                                             ---------    ---------
   TOTAL CURRENT LIABILITIES                $   7,971    $   4,055
                                             ---------    ---------
DEFERRED CREDITS
   ACCUMULATED DEFERRED INCOME TAXES        $      29    $      53
   UNAMORTIZED INVESTMENT TAX CREDITS             243          106
   OTHER DEFERRED CREDITS                          -            31
   UNAMORTIZED GAIN ON REAQUIRED DEBT             867           32
                                             ---------    ---------
   TOTAL DEFERRED CREDITS                   $   1,139    $     222
                                             ---------    ---------
                                            $  10,727    $   6,025
                                             =========    =========

              BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
                      CONSOLIDATED BALANCE SHEETS
                      DECEMBER  31, 1996 AND 1995

     ASSETS                                            1996           1995

  Current Assets:
    Cash and Cash Equivalents                      $1,727,434.15  $2,055,651.70
    Accounts Receivable                             1,368,181.65   1,326,254.37
    Prepaid Expenses                                   18,845.72      16,912.50
                                                  ------------------------------
      Total Current Assets                         $3,114,461.52  $3,398,818.57
                                                  ------------------------------
  Property, Plant and Equipment, at Cost          $44,042,793.25 $44,035,110.54
  Less:  Accumulated Depreciation                  (7,293,156.47) (6,426,943.47)
                                                  ------------------------------
                                                  $36,749,636.78 $37,608,167.07
                                                  ------------------------------
TOTAL ASSETS                                      $39,864,098.30 $41,006,985.64
                                                  ==============================

LIABILITIES AND PARTNERS' CAPITAL

  Current Liabilities:
    Current Portion of Long-term Debt              $2,000,000.00  $1,900,000.00
    Accrued Expenses                                   69,606.24      51,630.76
    Accrued Interest                                  289,149.26     302,911.83
                                                  ------------------------------
      Total Current Liabilities                    $2,358,755.50  $2,254,542.59

  Long-term Debt, Net of Current Portion           30,599,999.98  32,599,999.98
                                                  ------------------------------
      Total Liabilities                           $32,958,755.48 $34,854,542.57

  Partners' Capital                                 6,905,342.82   6,152,443.07
                                                  ------------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL           $39,864,098.30 $41,006,985.64
                                                  ==============================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY




              BANGOR-PACIFIC HYDRO ASSOCIATES AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF INCOME AND PARTNERS' CAPITAL
          FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 and 1994

                                        1996           1995                1994
REVENUES:
Sale of Power                       $8,252,355.39  $7,276,621.59  $6,880,409.36
                                   ---------------------------------------------
EXPENSES:
Operation and Maintenance             $358,853.00    $282,291.53    $623,456.63
Depreciation expense                   866,213.00     862,279.00     855,365.00
Property Taxes                         416,689.97     403,941.64     380,878.11
Prop., Personal, & Liab. Insur.         73,449.78      29,682.63      76,632.86
Royalty Expense                         85,452.70      67,444.15      59,886.25
G & A Expenses-Pacific Energy            4,851.29      11,455.60       9,107.37
G & A Expenses-Bangor Hydro             10,871.79      18,615.37      61,243.40
                                   ---------------------------------------------
    Total Expenses                  $1,816,381.53  $1,675,709.92  $2,066,569.62
                                   ---------------------------------------------
Operating Income                    $6,435,973.86  $5,600,911.67  $4,813,839.74
                                   ---------------------------------------------
OTHER INCOME AND (EXPENSE):
  Interest Expense                 ($3,501,016.66)($3,657,357.35)($3,790,585.15)
  Investment and Other Income          117,942.55     107,032.28      76,942.94
                                   ---------------------------------------------
                                   ($3,383,074.11)($3,550,325.07)($3,713,642.21)
                                   ---------------------------------------------
NET INCOME                          $3,052,899.75  $2,050,586.60  $1,100,197.53

Partners' Capital Beginning of Year  6,152,443.07   4,641,856.47   4,341,658.94
Less: Partners' Distributions       (2,300,000.00)   (540,000.00)   (800,000.00)
                                   ---------------------------------------------
Partners' Capital End of Year       $6,905,342.82  $6,152,443.07  $4,641,856.47
                                   =============================================


UNAUDITED-FOR MANAGEMENT DISCUSSION PURPOSES ONLY


                   Chester SVC Partnership
                     Statement of Income
       For the Years Ended December 31, 1996, 1995 and 1994


                                 1996          1995          1994

Operating Revenues             $4,782,131    $5,016,259    $5,173,287
                            ------------------------------------------

Operating Expenses:
  Operation & Maintenance        $709,345      $829,974      $883,006
  Depreciation                  1,075,476     1,075,038     1,074,951
  Taxes - Property                156,640       156,716       148,570
                            ------------------------------------------
Total Operating Expenses       $1,941,461    $2,061,728    $2,106,527
                            ------------------------------------------
Operating Income               $2,840,670    $2,954,531    $3,066,760
                            ------------------------------------------

Other Expense(Income)
  Interest Charges             $2,987,954    $3,114,299    $3,226,808
  Interest Income                (147,284)     (159,768)     (160,048)
                            ------------------------------------------
Total Other Expense(Income)    $2,840,670    $2,954,531    $3,066,760
                            ------------------------------------------

Net Income                             $0            $0            $0
                            ==========================================



                    Chester SVC Partnership
                         Balance Sheets
                   December 31, 1996 and 1995

                                               1996          1995
ASSETS

Electric Property, Original Cost            $31,993,248   $31,993,248
Less:  Accumulated Depreciation              (6,371,571)   (5,296,095)
                                          ----------------------------
Net Electric Property                       $25,621,677   $26,697,153
                                          ----------------------------

Current Assets
  Cash                                         $180,775       $95,651
  Temporary Investments                         200,000       200,000
  Accounts Receivable                           380,756       426,558
  Other Current Assets                           96,209       101,164
                                          ----------------------------
Total Current Assets                           $857,740      $823,373
                                          ----------------------------
Other Assets
  Deferred Charges                             $606,822      $639,842
  Special Funds                               1,811,668     1,887,682
                                          ----------------------------
Total Other Assets                           $2,418,490    $2,527,524
                                          ----------------------------
TOTAL ASSETS                                $28,897,907   $30,048,050
                                          ============================

LIABILITIES AND PARTNERS' CAPITAL

Capitalization
  Partners' Capital                                  $0            $0
  Notes Payable, Less Current Portion        27,020,529    28,203,619
                                          ----------------------------
Total Capitalization                        $27,020,529   $28,203,619
                                          ----------------------------
Current Liabilities
  Notes Payable                              $1,183,090    $1,183,090
  Accounts Payable                              209,692       205,445
  Accrued Interest                               80,661        84,045
  Advanced Billing - NHH                        403,935       371,851
                                          ----------------------------
Total Current Liabilities                    $1,877,378    $1,844,431
                                          ----------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL     $28,897,907   $30,048,050
                                          ============================